UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Sonic Foundry Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
83545R207
(CUSIP Number)

Mark D. Burish
Hurley, Burish & Stanton, S.C.
33 East Main Street, Suite 400
Madison, WI 53703
608-257-0945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83545R207

1		NAME OF REPORTING PERSONS Mark D. Burish
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 397,893
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 397,893
		10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,893
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.
This Schedule 13D relates to the Common Stock, $0.01 par value per share (“Common Stock”), of Sonic Foundry Inc. (the “Issuer”), a Maryland corporation.  The principal executive offices of the Issuer are located at 222 West Washington Avenue, Madison, Wisconsin 53703.

Item 2.	Identity and Background.

a.	Mark D. Burish

b.    Hurley, Burish & Stanton, S.C.
33 East Main Street, Suite 400
Madison, WI 53703

c.    Partner at Hurley, Burish & Stanton, S.C.
d.    The Reporting Person has not been convicted in a criminal proceeding during the last five years.
e.    The Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
f.    The Reporting Person is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.
The shares of Common Stock were purchased with the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.

The Reporting Person acquired, and presently holds, the shares of common stock for investment purposes only, and not with any of the purposes set forth in Items (a) -(j) of this Item 4. This Schedule 13D is submitted solely pursuant to SEC Compliance and Disclosure Interpretation, Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, Question 103.04 (July 14, 2016 Update).

Item 5.	Interest in Securities of the Issuer.

a.
The 397,893 shares of Common Stock beneficially owned include (1) 14,000 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days and (2) 35,905 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock (“Warrants”) of Sonic Foundry Inc.

b.	The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.
c.	The Reporting Person did not engage in any transactions in shares of the Issuer’s common stock during the past 60 days.
d.	Not applicable
e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None

Item 7.	Material to Be Filed as Exhibits.
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark D. Burish

Mark D. Burish / Individual

February 14, 2017